Exhibit 99.1

Saifun Semiconductors Reports Third Quarter 2005 Results

Revenues Increase 97% from Third Quarter 2004

Netanya, Israel, November 17, 2005 – Saifun Semiconductors Ltd. (Nasdsaq: SFUN) today announced financial results for the third quarter and nine months ended September 25, 2005.

For the third quarter of 2005, revenues were $17.9 million (of which $2.35 million represented non-cash license revenues recognized in connection with the exit in December 2004 from the company’s former joint venture with Infineon Technologies). This represented an increase in revenues of 97% from revenues of $9.1 million in the third quarter of 2004. Operating income for the third quarter of 2005 was $10.5 million compared to $4.2 million in the third quarter of 2004. Net income from continuing operations for the quarter was $11.0 million, or $0.49 per basic and $0.44 per diluted share on a pro forma basis(1), compared to a net loss from continuing operations of $2.4 million, or $0.11 per basic and diluted share on a pro forma basis(1) in the third quarter of 2004. Net income for the quarter was $10.8 million (including a loss of $0.2 million from discontinued operations), or $0.48 per basic and $0.43 per diluted share on a pro forma basis(1), compared to a net loss of $4.4 million (including a loss of $2.0 million from discontinued operations), or $0.21 per basic and diluted share on a pro forma basis(1) in the third quarter of 2004. The company’s net income from continuing operations during this period included $0.6 million of stock-based compensation expense compared to $0.1 million in the third quarter of 2004.

Licensing revenues for the quarter were $15.3 million (including $2.35 million of non-cash license revenues), representing an increase of 124% compared to the third quarter of 2004. Service revenues were $2.6 million, representing an increase of 15% from the comparable period in 2004. Cost of service revenues for the quarter was $3.1 million, of which $1.2 million relates to the cost of services performed by research and development personnel with respect to services provided to licensees whereby no revenues were recognized in this quarter.

For the nine months ended September 25, 2005, revenues were $61.9 million (of which amount, $18.8 million represented non-cash license revenues). This represented an increase in revenues of 193% from revenues of $21.1 million for the comparable period in 2004. Operating income for the period was $40.8 million, compared to $8.2 million in 2004. Net income from continuing operations for the period was $41.3 million, or $1.84 per basic and $1.62 per diluted share on a pro forma basis(1), compared to a net loss from continuing operations of $9.9 million, or $0.46 per basic and diluted share on a pro forma basis(1) in the first nine months of 2004. Net income for the period was $35.9 million (including a loss of $5.5 million from discontinued operations), or $1.59 per basic and $1.41 per diluted share on a pro forma basis(1), compared to a net loss of $13.5 million (including a loss of $3.6 million from discontinued operations), or $0.63 per basic and diluted share on a pro forma basis(1) in the first nine months of 2004. The company’s net income from continuing operations during this period included $2.4 million of stock-based compensation expense compared to $0.4 million in the first nine months of 2004.

1 Pro forma basic and diluted net income (loss) per ordinary share gives effect to the conversion of all our outstanding preferred shares into ordinary shares at a ratio of 1:1 immediately prior to the completion of our initial public offering on November 8, 2005.

Licensing revenues for the period were $52.8 million (including $18.8 million of non-cash license revenues), representing an increase of 252% compared to the nine months ended September 26, 2004. Service revenues were $9.1 million, representing an increase of 49% from the comparable period in 2004. Cost of service revenues for the period was $8.2 million, of which $1.2 million relates to cost of services performed by research and development personnel with respect to services provided to licensees, whereby no revenues were recognized.

During the quarter ended September 25, 2005, the company started accounting for the discontinuation of its product sales operations in accordance with Financial Accounting Standards Board (FASB) Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, the results of operations for product sales activities were reported separately as discontinued operations in the company’s statement of operations for the periods reported in the accompanying results of operations, as well as for all historical periods presented.

Kobi Rozengarten, President of Saifun Semiconductors said, “Our first reporting period as a public company, the third quarter and first nine months of 2005, reflects the growth of our business as well as the industry demand for Non Volatile Memory (NVM) solutions based on our NROM technology. During the quarter, we signed an agreement with SMIC, the fourth largest global foundry in 2004 in terms of revenues, and we continue to implement our technology and execute projects with our licensees, including Infineon, Sony, Spansion and others.

“Saifun NROM addresses the needs of all NVM end markets with a single manufacturing process, allowing our licensees to reduce manufacturing costs while increasing yields and speeding time to market. NROM, which we believe is the only technology capable of storing four bits of information in a single memory cell, is the ideal solution for mass storage applications such as digital media players and digital still and video cameras.”

Mr. Rozengarten concluded, “With our leading technology, world-class customers and strong financial position, we are excited about the opportunities ahead.”

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology are Infineon Technologies, Macronix International, Matsushita, Sony Corporation, Spansion, and Tower Semiconductors.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Jeff Corbin/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1214/212-896-1209
marshas@saifun.com	jcorbin@kcsa.com/lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 9, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars

	Three months ended		Nine months ended		Year ended
	September	September	September	September	December
	25, 2005	26, 2004	25, 2005	26, 2004	26, 2004
	Unaudited		Unaudited

Revenues:
Licenses (1)	15,343	6,847	52,784	15,000	22,640
Services	2,597	2,253	9,127	6,123	7,926

	17,941	9,100	61,911	21,123	30,566

Cost of revenues:
Services (2)	3,079	1,856	8,225	4,586	7,084

Cost of Revenues	3,079	1,856	8,225	4,586	7,084

Gross Profit	14,862	7,244	53,686	16,537	23,482

Operating expenses:
Research and development (2)	2,253	1,486	5,481	5,035	6,792
Marketing and selling (2)	1,264	879	3,921	1,888	2,914
General and administrative (2)	859	650	3,520	1,463	2,115

Total operating expenses	4,376	3,015	12,922	8,386	11,821

Operating income	10,486	4,229	40,764	8,151	11,661

Financial Income, net	543	590	581	948	1,699

Equity in losses of equity method investees	-	(7,059)	-	(18,320)	(26,172)
Compensation expense related to issuance of options to
equity methos investees	-	(131)	-	(633)	(569)
Capital loss from sale of equity method investees	-	-	-	-	(17,334)

Net Income (loss) from continuing operations	11,029	(2,371)	41,345	(9,854)	(30,715)

Loss from discontinued operations (2)	(230)	(2,046)	(5,453)	(3,613)	(7,189)

Net Income (loss)	10,799	(4,417)	35,892	(13,467)	(37,904)

Net income (loss) per share from continuing operations
Basic and diluted	0.00	(0.14)	0.00	(0.58)	(1.81)
No. of shares - basic and diluted	18,047	16,929	17,908	16,924	16,927

Net income (loss) per share
Basic and diluted	0.00	(0.26)	0.00	(0.80)	(2.24)
No. of shares - basic	18,047	16,929	17,908	16,924	16,927

Pro forma Net income (loss) per share from continuing operations (3)
Basic	0.49	(0.11)	1.84	(0.46)	(1.43)
No. of shares - basic	22,668	21,541	22,529	21,535	21,539
Diluted	0.44	(0.11)	1.62	(0.46)	(1.43)
No. of shares - diluted	25,228	21,541	25,517	21,535	21,539

Pro forma Net income (loss) per share (3)
Basic	0.48	(0.21)	1.59	(0.63)	(1.76)
No. of shares - basic	22,668	21,541	22,529	21,535	21,539
Diluted	0.43	(0.21)	1.41	(0.63)	(1.76)
No. of shares - diluted	25,228	21,541	25,517	21,535	21,539

(1) License revenues include non-cash revenues of $2,352 for the three months ended September 25, 2005 (unaudited) and $18,808 for the nine months ended September 25, 2005 (unaudited) resulting from the termination of our former joint venture.

(2) Expenses include stock based compensation related to options granted to employees and others as follows:

	Three months ended		Nine months ended		Year ended
	25-Sep-05	26-Sep-04	25-Sep-05	26-Sep-04	26-Dec-04
	Unaudited		Unaudited

Cost of revenues	161	40	463	121	175
Research and development	148	46	242	164	220
Marketing and selling	161	19	481	58	87
General and administrative	150	28	1,228	63	96
Loss from discontinued operations	6	5	54	18	23

	626	138	2,468	424	601

(3) Pro forma basic and diluted net income (loss) per ordinary share gives effect to the conversion of all of our issued and outstanding preferred shares into ordinary shares at a ratio of 1:1 immediately prior to the completion of our initial public offering on November 8, 2005.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	December 26,	September 25,
	2004	2005
		Unaudited

Cash and cash equivalents	27,228	30,084
Short term investments	161	-
Held to maturity marketable securities	14,662	18,122
Trade receivables	7,471	1,866
Loans to employees	-	588
Other accounts receivable and prepaid expenses	880	2,067
Total assets attributed to discontinued operations	5,151	3,268

Total current assets	55,553	55,995

Held to maturity marketable securities	2,403	6,415
Property and equipment, net	1,910	2,447
Loans to employees	2,714	1,225
Severance pay fund	1,549	1,896
Lease deposits	245	246
Other assets	560	350

Total long term assets	9,381	12,579

Total assets	64,934	68,574

Current liabilities
Trade payables	1,412	1,020
Accrued expenses and other liabilities	5,548	9,840
Deferred revenues	47,222	11,474
Total liabilities attributed to discontinued operations	3,804	3,515

	57,986	25,849

Long-Term liabilities
Accrued severance pay	2,010	2,451

Total liabilities	59,996	28,300

Share capital	60	63
Additional paid in capital	85,426	84,869
Subscription receivable	(250)	(250)
Accumulated other comprehensive loss	-	(2)
Accumulated deficit	(80,298)	(44,406)

Total shareholders' equity	4,938	40,274

Total	64,934	68,574